Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2026

BEP DIAMOND TOPCO L.P.

By: BEP Diamond Topco LLC, its general partner

By: BEP Diamond Aggregator L.P., its member

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BEP DIAMOND TOPCO LLC

By: BEP Diamond Aggregator L.P., its member

By: BCP VII/BEP II Holdings Manger L.L.C., its general partner

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BEP DIAMOND AGGREGATOR L.P.

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BCP VII/BEP II HOLDINGS MANAGER L.L.C.

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By: Blackstone EMA II L.L.C., its sole member

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By: BMA VII L.L.C., its sole member

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BMA VII L.L.C.

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BLACKSTONE EMA II L.L.C.

By: /s/ Omar Rehman
    Name: Omar Rehman
    Title: Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By: Blackstone Holdings III GP L.P., its general partner

By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
    Name: Victoria Portnoy
    Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
    Name: Victoria Portnoy
    Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
    Name: Victoria Portnoy
    Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
    Name: Victoria Portnoy
    Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
    Name: Victoria Portnoy
    Title: Managing Director - Assistant Secretary

<u>/s/ Stephen A. Schwarzman</u>
Stephen A. Schwarzman